AB 3/29/06

SE 06006996 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YOUNG & PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, SUITE 1145
(No. and Street)

NEW YORK (City) NEW YORK (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER YOUNG (212) 682-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAI ENG, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

800 SECOND AVENUE, 8TH FLOOR, NEW YORK, NY 10017
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2006 WASH. D.C. 160

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 6/9

OATH OR AFFIRMATION

I, PETER YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YOUNG & PARTNERS LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

PRESIDENT

Title

[signature]

Notary Public

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) RECONCILIATION OF NET CAPITAL BETWEEN AUDITED COMPUTATION AND CORRESPONDING FOCUS PART IIa

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ITEMS (h), (i), (j) and (k) are not applicable to YOUNG & PARTNERS or YOUNG & PARTNERS IS EXEMPT IN ACCORDANCE WITH OUR MEMBERSHIP AGREEMENT AND RESTRICTIVE AGREEMENTS DATED SEPT. 15, 1999 AND JUNE 11, 1996, RESPECTIVELY.

[signature]

YOUNG & PARTNERS LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2005

Wai G. Eng, CPA, P.C.
Certified Public Accountants

Young & Partners LLC

Financial Statements
December 31, 2005

TABLE OF CONTENTS:

Wai G Eng, CPA, P.C.
Certified Public Accountants

800 Second Avenue, 8th Floor
New York, NY 10017
Tel: (212) 692-9888
Fax: (212) 692-9191

INDEPENDENT AUDITOR'S REPORT

To the Members of
Young & Partners LLC

We have audited the accompanying balance sheet of Young & Partners LLC (the "LLC") as of December 31, 2005, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Young & Partners LLC as of December 31, 2005, and the results of its operations, changes in members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is the responsibility of the LLC's management and is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Wai G. Eng, CPA, P.C.

Wai G. Eng, CPA, P.C.
February 20, 2006

Young & Partners LLC

Balance Sheet
December 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$ 2,158,722	
Accounts receivable	50,092	
Prepaid expenses and deposit	30,127	
Total current assets		$ 2,238,941
PROPERTY AND EQUIPMENT (Note 1)		
Equipment	158,196	
Furniture and fixtures	45,283	
	203,479	
Less: accumulated depreciation	(182,173)	
Property and equipment - net		21,306
OTHER ASSETS		
Investment in securities (Note 1)	24,408	
Security deposit	12,473	
Total other assets		36,881
TOTAL ASSETS		$ 2,297,128

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 31,639	
Taxes payable and accrued taxes	22,084	
TOTAL LIABILITIES		$ 53,723
MEMBERS' EQUITY		2,243,405
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 2,297,128

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC

Statement of Operations
Year Ended December 31, 2005

REVENUES:		
Fee income	$ 1,495,000	
Interest income	32,845	
Net change in unrealized appreciation on investments	13,308	
Other income	8,251	
Total revenues		$ 1,549,404
EXPENSES:		
Rent	140,203	
Utilities	4,532	
Insurance and employee benefits	17,057	
Conferences and promotion	32,175	
Professional fees	15,209	
Consulting expenses	64,708	
Salary expense	277,487	
Payroll & other taxes	14,125	
Telephone	12,844	
Information & research services	76,382	
Postage and delivery	8,611	
Filing & registrations	17,010	
Entertainment and meals	25,793	
Travel and local transportation	17,181	
Office expenses	13,925	
Office supplies	1,465	
Printing and copying	2,283	
Dues and subscriptions	14,699	
Repair and maintenance	2,930	
Temporary help	37,566	
Charitable contribution	4,000	
Depreciation	11,084	
Miscellaneous	109	
Total expenses		811,378
INCOME BEFORE PROVISION FOR INCOME TAX		738,026
PROVISION FOR INCOME TAX (Note 2)		29,500
NET INCOME		$ 708,526

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2005

		Paid in Capital		Accumulated Earnings/ (Deficits)		Total Members' Equity
BEGINNING MEMBERS' EQUITY	$	120,000	$	1,864,879	$	1,984,879
Contribution of capital		-		-		-
Net income		-		708,526		708,526
Distribution to members		-		(450,000)		(450,000)
ENDING MEMBERS' EQUITY	$	120,000	$	2,123,405	$	2,243,405

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC

Statement of Cash Flows
Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 708,526
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		11,084
Net change in unrealized appreciation on investments		(13,308)
Change in assets and liabilities:		
Accounts receivable	$ 64,968	
Prepaid expenses and deposit	(898)	
Accounts payable and accrued expenses	(14,906)	
Taxes payable and accrued taxes	21,757	
		70,921
Net cash provided by operating activities		777,223
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment & furniture	(4,530)	
Net cash used in investing activities		(4,530)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distribution to members	(450,000)	
Net cash used in financing activities		(450,000)
NET INCREASE IN CASH		322,693
CASH AT BEGINNING OF PERIOD		1,836,029
CASH AT END OF PERIOD		$ 2,158,722

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income taxes	$ 20,500

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC ("the LLC") was organized as a limited liability company under the laws of Delaware on November 16, 1995. The LLC was formed for the purpose of engaging in investment banking activities. The address of the registered office and the agent for service of process on the LLC in the State of Delaware is c/o The Company Corporation, Three Christina Center, 201 N. Walnut Street, Wilmington, New Castle County, Delaware 19801. The latest date on which the LLC is to dissolve is November 16, 2015.

The LLC is a securities broker/dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers.

Note 1. <u>Summary of Significant Accounting Policies</u>

The LLC's accounting policies are in conformity with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

1. The financial statements are prepared on an accrual basis.

2. Property and equipment is capitalized at cost at the time of purchase and depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which range from 5 to 7 years.

3. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

4. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the management.

Note 2. Provision for Income Tax

The LLC is an unincorporated entity and is classified and treated as a partnership for Federal and state income tax purposes. No provision for Federal or state income taxes has been made since the LLC is not subject to income tax. However, a provision for local income tax has been made for the New York City unincorporated business tax.

Each member is individually responsible for reporting income or loss based on such members' respective share of the LLC's income and expense as reported for income tax purposes.

Note 3. Net Capital Requirement

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the LLC is required to maintain a minimum net capital of $5,000. As of December 31, 2005, the LLC had net capital of $2,104,999, which was $2,099,999 in excess of its required minimum net capital.

Note 4. Lease Commitment

The LLC has leased space at 230 Park Avenue, New York, New York under an operating lease expiring on February 28, 2008.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2005:

Year Ending Dec 31	Amount
2006	$ 122,100
2007	$ 122,100
2008	$ 20,350

The rent expense was $ 140,203 in 2005.

Young & Partners LLC

Net Capital Calculation - Schedule I
December 31, 2005

Credits		
Members' Equity		$ 2,243,405
Debits		
Nonallowable assets		
Accounts receivable	$ 50,092	
Prepaid expenses and deposit	30,127	
Property and equipment - net	21,306	
Investments in securities	24,408	
Security deposit	12,473	
Total nonallowable assets		138,406
Net Capital at December 31, 2005		$ 2,104,999

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC

Reconciliation of Net Capital Between Audited Computation And Corresponding Focus Part II A - Schedule II
December 31, 2005

Reconciliation of Net Capital:

Net Capital per unaudited Focus Part II A	$ 2,104,999
Audit adjustment	-
Net Capital Per Audited Report	$ 2,104,999

The accompanying notes are an integral part of the financial statements.

Wai G Eng, CPA, P.C.
Certified Public Accountants

800 Second Avenue, 8th Floor
New York, NY 10017
Tel: (212) 692-9888
Fax: (212) 692-9191

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL AND MATERIAL INADEQUACIES

To the Members of
Young & Partners LLC

In planning and performing our audit of the financial statements of Young & Partners LLC (the "LLC") for the year ended December 31, 2005, we obtained an understanding of its internal control structure and accounting system in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide an opinion on the internal control structure.

The LLC's management is responsible for establishing and maintaining an internal control structure and the practices and procedures. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures. Because of inherent limitations in any internal control structure or the practices and procedures, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

We have also made a study of the practices and procedures that accomplished the objectives as referred in Rule 17a-5(g).

Based on the above, we believe that there are no material inadequacies at December 31, 2005 with respect to the LLC's internal control structure, accounting system, and its practices and procedures.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Wai G. Eng, CPA, P.C. *Wai G. Eng, CPA, P.C.*
February 20, 2006